As filed with the Securities and Exchange Commission on  December 23, 2004

Registration No. 333-13338

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

_______________________

POST EFFECTIVE AMENDMENT NO. 1 TO THE

FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

of

MITSUBISHI TOKYO FINANCIAL GROUP, INC.
(Exact name of issuer of deposited securities as specified in its charter)
N/A
(Translation of issuer's name into English)
JAPAN
(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK
(Exact name of depositary as specified in its charter)
One Wall Street New York, N.Y.  10286
(212) 495-1784
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York
ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

 (Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Peter B. Tisne, Esq.
Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York  10271
(212) 238-3010

It is proposed that this filing become effective under Rule 466
[ ] immediately upon filing
[ ] on ( Date ) at ( Time ).
If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

_______________________

EMM-767494_2

The prospectus consists of the proposed revised form of American Depositary Receipt included as Exhibit A to the form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Post-Effective Amendment No.1 to the Registration Statement which is incorporated herein by reference.

EMM-767494_2

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 14, 15 and 17
(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 14 and 17
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 14, 15, 16 and 17
(v) The sale or exercise of rights	Articles number 13, 14 and 17
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 14, 16 and 17
(vii) Amendment, extension or termination of the deposit agreement	Articles number 19 and 20
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 6, 8, 21 and 22
(x) Limitation upon the liability of the depositary	Articles number 13, 17, 18 and 20

3. Fees and Charges	Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Amended and Restated Deposit Agreement dated as of December __, 2004, among Mitsubishi Tokyo Financial Group, Inc., The Bank of New York as Depositary, and all Owners and holders from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.

Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Previously Filed.

e.

Certification under Rule 466. - Not Applicable.

Item - 4.

Undertakings

Previously Filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on December 22, 2004.

Legal entity created by the agreement for the issuance of American Depositary Receipts for Ordinary Shares of the par value of 50,000 Yen each, of Mitsubishi Tokyo Financial Group, Inc.

By:

The Bank of New York,
 As Depositary

By:  /s/ Andrew J. Zelter

       Andrew J. Zelter

       Managing Director

Pursuant to the requirements of the Securities Act of 1933, Mitsubishi Tokyo Financial Group, Inc. has caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Tokyo, Japan on December 22, 2004.

Mitsubishi Tokyo Financial Group, Inc.

By:  /s/ Tatsunori Imagawa

Name: Tatsunori Imagawa

Title:  Deputy President and Chief Planning Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on December 22, 2004.

/s/ Haruya Uehara Name: Haruya Uehara Title: Chairman and co-Chief Executive Officer (principal executive officer)	/s/ Shigemitsu Miki Name: Shigemitsu Miki Title: Director
/s/ Nobuo Kuroyanagi Name: Nobuo Kuroyanagi Title: President and Chief Executive Officer (principal executive officer)	/s/ Akio Utsumi Name: Akio Utsumi Title: Director
/s/ Tatsunori Imagawa Name: Tatsunori Imagawa Title: Deputy President and Chief Planning Officer	/s/ Tetsuo Iwata Name: Tetsuo Iwata Title: Director
/s/ Asataro Miyake Name: Asataro Miyake Title: Senior Managing Director and Chief Risk Management Officer	/s/ Kinya Okauchi Name: Kinya Okauchi Title: Director
/s/ Hajime Sugizaki Name: Hajime Sugizaki Title: Senior Managing Director and Chief Financial Officer (principal financial and accounting officer)	Name: Ryotaro Kaneko Title: Director
Name: Takuma Otoshi Title: Director

Authorized United States Representative:

The Bank of Tokyo-Mitsubishi, Ltd.

Headquarters for the Americas

By: /s/ Robert E. Hand__________________________

Name: Robert E. Hand

Title:   General Counsel and Director of Public Affairs,

            Legal and Compliance Office for the Americas

INDEX TO EXHIBITS

Exhibit Letter	Exhibit
1

Form of Amended and Restated Deposit Agreement dated as of December __, 2004, among Mitsubishi Tokyo Financial Group, Inc., The Bank of New York as Depositary, and all Owners and holders from time to time of American Depositary Receipts issued thereunder.

4	Previously filed.